Form 40-F
period 2011-09-24
Tembec Inc.
filed 2011-12-23
CIK 1512090

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[  ]            Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
 [X]            Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: September 24, 2011

Commission File Number 033-80178-02

TEMBEC INC.
(Exact name of registrant as specified in its charter)

Canada	2611	98-0215404
(Province or Other Jurisdiction	(Primary Standard	(I.R.S. Employer
of Incorporation or Organization)	Industrial Classification Code)	Identification No.)

800, René-Lévesque Boulevard West
Suite 150
Montréal, Québec, Canada
H3B 1X9
(Address and telephone number of registrant’s principal executive offices)

CT Corporation System
111 Eight Avenue
New York, New York 10011
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
N/A	N/A

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

11.25% Senior Secured Notes due 2018

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form              [X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report:

100,000,000 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(g) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

[  ] Yes 82-_____             [X] No

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes                                 [  ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[  ] Yes                                 [  ] No

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Annual Report contain certain “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to Tembec Inc. (the “Company” or the “Registrant”) or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variation thereof, and expressions of similar nature. Forward looking statements are based on certain assumptions and analyses made by the Registrant in light of its experience, information available to it and its perception of future developments. The forward-looking statements contained in this Annual Report reflect the Registrant’s expectations as of the date hereof and are subject to change after such date. The Registrant disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Registrant or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Annual Information Form of the Registrant filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Many of these risks are beyond the control of the Registrant and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. In addition, other risks could adversely affect the Registrant and it is not possible to predict or assess all risks. The Registrant’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will occur, or if any of them do so, what benefits, including the amount of proceeds, the Registrant will derive from them. Except as otherwise indicated, forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Registrant’s business. Such statements do not, unless otherwise specified by the Registrant, reflect the impact of dispositions, sales of assets, monetizations, mergers, acquisitions, combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them, and cannot be expressed in a meaningful way or in the same way the Registrant presents known risks affecting its business.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States “MJDS”), to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant’s historical financial statements, which are filed with this Annual Report, have been prepared in accordance with Canadian generally accepted accounting practices (“Canadian GAAP”), and are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of the United States companies.

Under MJDS the Registrant is permitted to incorporate by reference into this Annual Report financial statements prepared in accordance with Canadian GAAP, accompanied with a reconciliation of certain line items of the Registrant’s financial statements to United States generally accepted accounting principles (“U.S. GAAP”). Significant differences between Canadian GAAP and U.S. GAAP as they pertain to the Registrant for the years ended September 24, 2011 and September 25, 2010 are set forth in the Reconciliation to United States GAAP incorporated by reference as Exhibit 99.4 to this Annual Report on Form 40-F.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

The Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.4, as set forth in the Exhibit Index attached hereto.

The Registrant hereby incorporates by reference Exhibit 99.2, the Annual Audited Financial Statements of the Registrant for the years ended September 24, 2011 and September 25, 2010, Exhibit 99.4 Reconciliation to United States GAAP as required by Item 17 of Form 20-F, as well as Exhibit 99.3, the Registrant’s Management’s Discussion and Analysis for the year ended September 24, 2011, as set forth in the Exhibit Index attached hereto.

The Registrant has filed a written consent of the expert named in Exhibit 99.5, as set forth in the Exhibit Index attached hereto.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the Registrant’s fiscal year ended September 24, 2011, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out by the Registrant’s principal executive officer and principal financial officer. Based upon the evaluation, the Registrant’s principal executive officer and principal financial officer have concluded that as of the end of the fiscal year, the Registrant’s disclosure controls and procedures were effective. Disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act are (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. It should be noted that while the registrant’s principal executive officer and principal financial officer believe that the registrant’s disclosure controls and procedures are effective, they do not expect that the registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Registrant’s public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. However, during the period covered by this Annual Report, there have been no changes that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICE PURSUANT TO REGULATION BTR

None.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant is not a “listed issuer” as defined in Exchange Act Rule 10A-3, and is therefore not subject to the audit committee requirements set forth in the rules of any national securities exchange registered pursuant to Section 6 of the Exchange Act or any national securities association registered pursuant to Section 15A of the Exchange Act. However, as a reporting issuer in Canada, the Registrant’s Board of Directors has established a separately-designated Audit Committee of the Board in accordance with Canadian Multilateral Instrument 52-110, Audit Committees (“MI 52-110”), as adopted by the Canadian Securities Administrators. The Audit Committee provides oversight of the Registrant’s accounting and financial reporting processes and the audits of the Registrant’s annual financial statements. The Audit Committee has adopted an Audit Committee Charter that is annexed as Schedule “A” to the Registrant’s Annual Report filed as Exhibit 99.1 to Form 40-F.

As at the date of the filing, the Audit Committee was comprised of Messrs. Norman M. Betts (chairman), Jacques Leduc and Lorie Waisberg.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that all members of the Audit Committee are considered “independent” and “financially literate” within the meaning of MI 52-110 and Messrs. Norman M. Betts is an audit committee financial expert as that term is defined in Item 407 of Regulation S-K under the Exchange Act.

CODE OF ETHICS

The Registrant has adopted a Code of Ethics (the “Code”) (as that term is defined in paragraph 9(b) of General Instruction B in Form 40-F), that applies to all directors, officers and employees of the Registrant, including the principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. A copy of the Code is posted on the Registrant’s website at http://www.tembec.com/public/Investisseurs/Gouvernance-entreprise.html. Any amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted to the Issuer’s website within five business days of any amendment or waiver to the Code and shall be provided in print to any shareholder who requests them.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required is included under “Item 8.2.4 – External Auditor Service Fees” in the Registrant’s Annual Information Form for the fiscal year ended September 24, 2011, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

POLICIES AND PROCEDURES FOR THE ENGAGEMENT OF AUDIT AND NON-AUDIT SERVICES AND PRE-APPROVAL POLICIES

The information required is included under “Item 8.2.2 – Charter of the Audit Committee” and “Item 8.2.5 – Policies and Procedures for the Engagement of Non-Audit Services” in the Registrant’s Annual Information Form for the fiscal year ended September 24, 2011, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

OFF BALANCE SHEET ARRANGEMENTS

The outstanding letters of credit constitute security for various operating items, principally the unfunded portion of supplementary retirement plans, future landfill closure liabilities and performance guarantees related to electricity generation agreements. The Registrant does not have any other significant off-balance sheet arrangements as of September 24, 2011.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of September 24, 2011 information with respect to the Registrant’s known contractual obligations.

Contractual Obligations (in millions of dollars)	Total	Less than 1 Year	2 to 3 Years	4 to 5 Years	More than 5 Years

Long-Term Debt	302	9	12	12	269
Interest on Long-Term Debt	219	31	61	60	67
Operating Lease	14	5	5	3	1
Purchase Obligations	172	78	59	31	4
Pension Obligations:
Normal Cost:	116	7	14	14	81
Contractual:	149	30	55	33	31
Total	972	160	206	153	453

The table above shows the Registrant’s contractual obligations as at September 24, 2011. The Registrant has long-term debt with contractual maturities and applicable interest. The operating lease obligations relate primarily to property and equipment rentals entered into in the normal course of business. Purchase obligations relate to ongoing normal commercial commitments to purchase timber, wood chips, energy, chemicals and other operating inputs. They also include outstanding obligations relating to capital expenditures. Pension obligations have two components. The normal cost obligations are limited to a sixteen-year period and are based on estimated future employee service for existing registered defined benefit plans. Contractual pension obligations include estimated solvency and going concern amortization payments.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

By:	/s/James Lopez	By:	/s/Michel Dumas
	James Lopez		Michel Dumas
	President and Chief Executive Officer		Executive Vice President, Finance and Chief Financial Officer

Date: December 22, 2011

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this registration statement on Form 40-F.

Exhibit	Description
99.1	Annual Information Form for the year ended September 24, 2011
99.2	Annual Financial Report for the year ended September 24, 2011
99.3	Audited Annual Financial Statements for the years ended September 24, 2011 and September 25, 2010
99.4	Management Discussion and Analysis for year ended September 24, 2011
99.5	Reconciliation to United States GAAP
99.6	Consent of KPMG LLP
99.7	Certification of Chief Executive Officer pursuant to Section Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.8	Certification of Chief Financial Officer pursuant to Section Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.9	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.10	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002