Form 40-F
period 2012-09-29
Tembec Inc.
filed 2012-12-18
CIK 1512090

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: September 29, 2012 Commission File Number 033-80178-02

_____________

TEMBEC INC.
(Exact name of registrant as specified in its charter)

Canada	2611	N.A.
(Province or Other Jurisdiction of Incorporation	(Primary Standard Industrial Classification	(I.R.S. Employer
or Organization)	Code)	Identification No.)

800, René-Lévesque Boulevard West
Suite 1050
Montréal, Québec, Canada
H3B 1X9
(Address and telephone number of registrant’s principal executive offices)
_____________

CT Corporation System
111 Eight Avenue
New York, New York 10011
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
_____________

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

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States (“MJDS”), to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant’s historical financial statements, which are filed with this Annual Report, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of the United States companies.

Under MJDS the Registrant is permitted to incorporate by reference into this Annual Report financial statements prepared in accordance with the IFRS.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

The Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.5, as set forth in the Exhibit Index attached hereto.

The Registrant hereby incorporates by reference Exhibit 99.2, the Annual Audited Financial Statements of the Registrant for the years ended September 29, 2012 and September 24, 2011, as well as Exhibit 99.3, the Registrant’s Management’s Discussion and Analysis for the year ended September 29, 2012, as set forth in the Exhibit Index attached hereto.

The Registrant has filed a written consent of the expert named in Exhibit 99.6, as set forth in the Exhibit Index attached hereto.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the Registrant’s fiscal year ended September 29, 2012, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out by the Registrant’s principal executive officer and principal financial officer. Based upon the evaluation, the Registrant’s principal executive officer and principal financial officer have concluded that as of the end of the fiscal year, the Registrant’s disclosure controls and procedures were effective. Disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure, at a reasonable assurance level, that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. It should be noted that while the registrant’s principal executive officer and principal financial officer believe that the registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

The Company’s President and Chief Executive Officer and the Company’s Executive Vice-President, Finance and Chief Financial Officer have evaluated, or caused to be evaluated, under their supervision the effectiveness of the Company’s internal control over financial reporting as of September 29, 2012. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on their evaluation, they have concluded that, as of September 29, 2012, the Company’s internal control over financial reporting was effective.

AUDITORS’ ATTESTATION REPORT

The Company is neither an accelerated filer nor large accelerated filer and is not required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended September 29, 2012 in accordance with Section 989G(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company’s internal control over financial reporting during its fiscal year ended September 29, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting

NOTICE PURSUANT TO REGULATION BTR

None.

IDENTIFICATION OF THE AUDIT COMMITTEE

The required disclosure is included under “Item 9.1.1 – Independence” and “Item 9.2 – Audit Committee” in the Registrant’s Annual Information Form for the fiscal year ended September 29, 2012, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

The Registrant is not a "listed issuer'' as defined in Exchange Act Rule 10A-3, and is therefore not subject to the audit committee requirements set forth in the rules of any national securities exchange registered pursuant to Section 6 of the Exchange Act or any national securities association registered pursuant to Section 15A of the Exchange Act. However, as a reporting issuer in Canada, the Registrant's Board of Directors has established a separately designated Audit Committee of the Board in accordance with Canadian Multilateral Instrument 52-110, Audit Committees (“MI 52-110”), as adopted by the Canadian Securities Administrators. The Audit Committee provides oversight of the Registrant's accounting and financial reporting processes and the audits of the Registrant's annual financial statements. The Audit Committee has adopted an Audit Committee Charter that is annexed as Schedule “A” to the Registrant's Annual Information Form filed as Exhibit 99.1 to this Annual Report on Form 40F.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that all members of the Audit Committee are considered “independent” and “financially literate” within the meaning of MI 52-110 and Mr. Norman M. Betts is an audit committee financial expert as that term is defined in Item 407 of Regulation S-K under the Exchange Act.

CODE OF ETHICS

The Registrant has adopted a Code of Ethics (the “Code”) (as that term is defined in paragraph 9(b) of General Instruction B in Form 40-F), that applies to all directors, officers and employees of the Registrant, including the principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. A copy of the Code is posted on the Registrant’s website at http://tembec.com/en/investors/corporate-governance. Any amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted to the Issuer’s website within five business days of any amendment or waiver to the Code and shall be provided in print to any shareholder who requests them.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required is included under “Item 8.2.4 – External Auditor Service Fees” in the Registrant’s Annual Information Form for the fiscal year ended September 29, 2012, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

POLICIES AND PROCEDURES FOR THE ENGAGEMENT OF AUDIT AND NON-AUDIT SERVICES AND PRE-APPROVAL POLICIES

The information required is included under “Item 8.2.2 – Charter of the Audit Committee” and “Item 8.2.5 – Policies and Procedures for the Engagement of Non-Audit Services” in the Registrant’s Annual Information Form for the fiscal year ended September 29, 2012, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

OFF BALANCE SHEET ARRANGEMENTS

The outstanding letters of credit constitute security for various operating items, principally the unfunded portion of supplementary retirement plans, future landfill closure liabilities and performance guarantees related to electricity generation agreements. The Registrant does not have any other significant off-balance sheet arrangements as of September 29, 2012.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of September 29th, 2012 information with respect to the Registrant’s known contractual obligations.

Contractual Obligations	Total	Less	2 to 3 Years	4 to 5 Years	More
		than 1 Year			than 5 Years
Long-Term Debt	352	7	13	11	321
Interest on Long-Term Debt	227	36	73	71	47
Operating Lease	12	4	5	3	-
Purchase Obligations	657	178	155	108	216
Pension Obligations:
Current Service Costs:	120	8	15	15	82
Past Service Costs:	167	35	56	30	46
Total	1,535	268	317	238	712

The table above shows the Company’s contractual obligations as at September 29, 2012. The Company has long-term debt with contractual maturities and applicable interest. The operating lease obligations relate primarily to property and equipment rentals entered into in the normal course of business. Purchase obligations relate to ongoing normal commercial commitments to purchase timber, wood chips, energy, chemicals and other operating inputs. They also include outstanding obligations relating to capital expenditures. Pension obligations have two components. The current service costs are limited to a 15-year period and are based on estimated future employee service for existing registered defined benefit plans. Past service costs include estimated solvency and going concern amortization payments, based on actuarial evaluations that were filed on or before September 29, 2012.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

By: (s) James M. Lopez	By: (s) Michel J. Dumas
James M. Lopez	Michel J. Dumas
President and Chief Executive Officer	Executive Vice President, Finance and Chief
Financial Officer

Date: December 18, 2012

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this registration statement on Form 40-F.

Exhibit	Description

99.1	Annual Information Form for the year ended September 29, 2012
99.2	Audited Annual Financial Statements for the years ended September 29, 2012 and September 24, 2011
99.3	Management Discussion and Analysis for year ended September 29, 2012
99.4	Annual Financial Report for the year ended September 29, 2012
99.5	Unaudited Supplemental Condensed Consolidating Financial Information for the years ended September 29, 2012 and September 24, 2011
99.6	Consent of KPMG LLP
99.7	Certification of Chief Executive Officer pursuant to Section Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.8	Certification of Chief Financial Officer pursuant to Section Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.9	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.10	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002