Form 40-F
period 2013-09-28
Tembec Inc.
filed 2013-12-19
CIK 1512090

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[_] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: September 28, 2013      Commission File Number 033-172078-02

TEMBEC INC.
(Exact name of registrant as specified in its charter)

Canada	2611	N.A.
(Province or Other Jurisdiction of Incorporation	(Primary Standard Industrial Classification	(I.R.S. Employer
or Organization)	Code)	Identification No.)

800, René-Lévesque Boulevard West
Suite 1050
Montréal, Québec, Canada
H3B 1X9
(Address and telephone number of registrant’s principal executive offices)
_______________________

CT Corporation System
111 Eight Avenue
New York, New York 10011
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
_______________________

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

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 100,000,000 Common Shares

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. [X] Yes       [_] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [_] Yes       [_] No

FORWARD LOOKING STATEMENTS

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

The Registrant hereby incorporates by reference Exhibit 99.2, the Annual Audited Financial Statements of the Registrant for the years ended September 28, 2013 and September 29, 2012, as well as Exhibit 99.3, the Registrant’s Management’s Discussion and Analysis for the year ended September 28, 2013, as set forth in the Exhibit Index attached hereto.

The Registrant has filed a written consent of the auditor named in Exhibit 99.6, as set forth in the Exhibit Index attached hereto.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the Registrant’s fiscal year ended September 28, 2013, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out by the Registrant’s principal executive officer and principal financial officer. Based upon the evaluation, the Registrant’s principal executive officer and principal financial officer have concluded that as of the end of the fiscal year, the Registrant’s disclosure controls and procedures were effective. Disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure, at a reasonable assurance level, that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. It should be noted that while the registrant’s principal executive officer and principal financial officer believe that the registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

The Company’s President and Chief Executive Officer and the Company’s Executive Vice-President, Finance and Chief Financial Officer have evaluated, or caused to be evaluated, under their supervision the effectiveness of the Company’s internal control over financial reporting as of September 28, 2013. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on their evaluation, they have concluded that, as of September 28, 2013, the Company’s internal control over financial reporting was effective.

AUDITORS’ ATTESTATION REPORT

The Company is neither an accelerated filer nor large accelerated filer and is not required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended September 28, 2013 in accordance with Section 989G(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company’s internal control over financial reporting during its fiscal year ended September 28, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICE PURSUANT TO REGULATION BTR

None.

IDENTIFICATION OF THE AUDIT COMMITTEE

The required disclosure is included under “Item 8.1.1 – Independence” and “Item 8.2 – Audit Committee” in the Registrant’s Annual Information Form for the fiscal year ended September 28, 2013, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required is included under “Item 8.2.4 – External Auditor Service Fees” in the Registrant’s Annual Information Form for the fiscal year ended September 28, 2013, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

POLICIES AND PROCEDURES FOR THE ENGAGEMENT OF AUDIT AND NON-AUDIT SERVICES AND PRE-APPROVAL POLICIES

The information required is included under “Item 8.2.2 – Charter of the Audit Committee” and “Item 8.2.5 – Policies and Procedures for the Engagement of Non-Audit Services” in the Registrant’s Annual Information Form for the fiscal year ended September 28, 2013, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

OFF BALANCE SHEET ARRANGEMENTS

The outstanding letters of credit, in the amount of $56 million, constitute security for various operating items, principally the unfunded portion of supplementary retirement plans, future landfill closure liabilities and performance guarantees related to electricity generation agreements. The Registrant does not have any other significant off-balance sheet arrangements as of September 28, 2013.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of September 28, 2013 information with respect to the Registrant’s known contractual obligations.

Contractual Obligations	Total	Less	2 to 3 Years	4 to 5 Years	More
		than 1 Year			than 5 Years
Long-Term Debt	402	16	13	11	362
Interest on Long-Term Debt	214	40	78	77	19
Operating Leases	9	4	4	1	-
Purchase Obligations	170	106	54	10	-
Pension Obligations:	-	-	-	-	-
Normal Cost	119	8	15	15	81
Contractual	172	37	65	33	37
Total (1)	1,086	211	229	147	499

(1)	Excludes $56 million drawn under an asset-based revolving five-year working credit facility expiring March 2017 which has been classified as a current liability.

The table above shows the Company’s contractual obligations as at September 28, 2013. The Company has long-term debt with contractual maturities and applicable interest. The operating lease obligations relate primarily to property and equipment rentals entered into in the normal course of business. Purchase obligations relate to ongoing normal commercial commitments to purchase timber, wood chips, energy, chemicals and other operating inputs. They also include outstanding obligations relating to capital expenditures. Pension obligations have two components. The current service costs are limited to a 15-year period and are based on estimated future employee service for existing registered defined benefit plans. Past service costs include estimated solvency and going concern amortization payments, based on actuarial evaluations that were filed on or before September 28, 2013.

MINE SAFETY DISCLOSURE

Not applicable.

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
Financial Officer

Date: December 16, 2013

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this registration statement on Form 40-F.

Exhibit	Description

99.1	Annual Information Form for the year ended September 28, 2013

99.2	Audited Annual Financial Statements as at September 28, 2013 and September 29, 2012 and for the years then ended

99.3	Management Discussion and Analysis for the year ended September 28, 2013

99.4	Annual Financial Report for the year ended September 28, 2013

99.5	Unaudited Supplemental Condensed Consolidating Financial Information for the years ended September 28, 2013 and September 29, 2012

99.6	Consent of KPMG LLP

99.7	Certification of Chief Executive Officer pursuant to Section Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.8	Certification of Chief Financial Officer pursuant to Section Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.9	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.10	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002